                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934




                        GUY F. ATKINSON COMPANY OF CALIFORNIA
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      047620109
                                    (CUSIP Number)



                                  Bruce G. Wilson
                                   Jenner & Block
                                   One IBM Plaza
                                 Chicago, IL 60611
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                     May 13, 1998
               (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                             Page 2 of 5 Pages

                                     SCHEDULE 13D

CUSIP NO. 047620109


                            Page 2 of 5 Pages


1  Name of Reporting Person:   Edward F. Heil
   S.S. or I.R.S. Identification No. of Above Person: SS# ###-##-####



2  Check the Appropriate Box if a Member of a Group*     a  /   /
                                                         b  /   /

3      SEC Use Only


4      Source of Funds*
               PF

5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items
        2(d) or 2(e)                           /  /


6      Citizenship or Place of Organization
               United States of America

7                            Sole Voting Power
     Number of                     900,000
      Shares
8   Beneficially             Shared Voting Power
     Owned By                        0
       Each
9    Reporting              Sole Dispositive Power
      Person                       900,000
       With

10                         Shared Dispositive Power
                                     0

11     Aggregate Amount Beneficially Owned by each Reporting Person
       900,000


12     Check Box if the Aggregate Amount in Row (11) excludes Certain
       Shares*  [   ]



13     Percent of Class Represented by Amount in Row (11)
                        10%


14     Type of reporting person
                        IN


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                                                             Page 3 of 5 Pages


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, par value $ .01 per Share, of Guy F. Atkinson Company of California, a Delaware corporation. The Issuer's principal executive office is located at 1001 Bayhill Drive, Second Floor, San Bruno, CA 94066.


ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the person filing this statement is Edward F. Heil, whose business address is 8052 Fisher Island Drive, Miami Beach, Florida 33109

          The present principal occupation or employment of Edward F. Heil is as an individual investor.

          During the last five years, Edward F. Heil has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, Edward F. Heil has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Edward F. Heil was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Edward F. Heil is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The funds used in making purchases of the securities are personal funds of Edward F. Heil.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The shares of the issuer were acquired by Edward F. Heil in open market transactions for purposes of investment. From time to time Edward F. Heil may acquire additional securities of the issuer or dispose of some or all securities of the issuer owned by him.

          Edward F. Heil has no current plans or proposals relating to or that would result in:

          (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries,

          (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries,

          (iii) any change in the number or terms of directors,

          (iv) any material change in the present capitalization or dividend policy of the issuer,

          (v) any other material change in the issuer's business or corporate structure,

          (vi) any changes in the issuer's charter, by-laws, or other instruments or other actions which may impede the acquisition of control of the issuer by any person,

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                                                             Page 4 of 5 Pages

          (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a national securities association,

          (viii) causing any class of securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

          (ix) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Edward F. Heil are as follows:

          Number of Shares                     Percentage of Class
          ----------------                     -------------------
             900,000                                    10%

          Edward F. Heil has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the shares identified above.

          A description of the transactions in the class of securities that were effected during the past 60 days by Edward F. Heil is as follows, all of which transactions were purchases in open market transactions:


                  Number
                    of       Price Per       Where and How
   Date           Shares      Share       Transactions Effected
  -------        ---------   ---------    ----------------------
  5/8/98          100,000     $0.08       Mesirow Financial Inc.

 5/13/98          100,000     $0.08       Mesirow Financial Inc.
  6/1/98          300,000     $0.08       Mesirow Financial Inc.

  6/5/98          100,000     $0.08       Mesirow Financial Inc.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

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                                                             Page 5 of 5 Pages


                                      Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 12, 1998               /s/ Edward F. Heil
                                   -------------------------
                                   Name: Edward F. Heil